EXHIBIT 99.1


     The consolidated net loss of Osage Systems Group, Inc. (the "Corporation") for the quarter ended March 31, 2000 is estimated to be in excess of $533,000, compared to a loss of $266,000 for the quarter ended March 31, 1999.